

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 22, 2010

John L. Shermyen
Chief Executive Officer
L&L Acquisition Corp.
256 Franklin Street, 20th Floor
Boston, Massachusetts 02110

> **Re: L&L Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 6, 2010**
> **File No. 333-168949**

Dear Mr. Shermyen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please tell us how your response to prior comment 3 is consistent with Instruction 1 to Item 202 of Regulation S-K.

Prospectus Summary

2.   We note your response to prior comment 7; however, the amount of detail in your 18 page summary continues to overwhelm the most significant aspects of the offering

and you continue to include detail in the summary that is repeated in different parts of the summary and then later in the prospectus. Please revise to carefully consider and identify those aspects of the offering that are the most significant and determine how to highlight those points, in clear, plain language.

3. Please tell us where in your prospectus you have disclosed that investors may redeem part of their holdings in connection with a business combination as you describe in your response to prior comment 17.

We may redeem your unexpired warrants, page 36

4. Please tell us where you revised the disclosure in response to prior comment 27.

Use of Proceeds, page 43

5. Please provide us your analysis as to why you have not provided disclosure of the transaction you describe in your response to prior comment 28 pursuant to Item 509 of Regulation S-K.

Principal Stockholders, page 85

6. We note your response to prior comment 36. Please tell us why Messrs. Landers and Schofield are not included in the table on page 85. We note Mr. Landers' interest in the entities listed in the table as described in footnote 4.

Certain Relationships and Related Party Transactions, page 87

7.   We note your response to prior comment 37, yet it remains unclear why you have not filed the agreements with each individual party to the agreement. Please revise or advise.

8.   Your disclosure in the fourth and fifth paragraphs on page 88 implies that you have already entered into the agreements which appear to be filed as "form of" agreements as exhibits 10.7 and 10.8. Please tell us why you have not filed executed agreements as exhibits when your prospectus describes these as agreements you have already entered into. Also, please clarify who will be parties to the Director and Officer Letter agreement filed as exhibit 10.7.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters.

Please contact Tom Jones at (202) 551-3602 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (via fax): Michael D. Maline, Esq.